Fundrise Real Estate Investment Trust, LLC

1519 Connecticut Avenue NW

Suite 200

Washington, DC 20036

VIA EDGAR AND OVERNIGHT MAIL

November 18, 2015

Ms. Sonia Gupta Barros

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise Real Estate Investment Trust, LLC (the “Company”)
Offering Statement on Form 1A/A (the “Offering Statement”)
CIK No. 0001645583

Dear Ms. Barros:

We filed the Amendment No. 1 to the above-referenced draft Offering Statement on Form 1-A on November 18, 2015. Pursuant to Rule 461 under the Securities Act of 1933, we now respectfully request that the qualification date of the offering statement be accelerated and that the offering statement be declared qualified November 24, 2015, or as soon thereafter as is reasonably practicable.

We acknowledge the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Benjamin S. Miller
Benjamin S. Miller

cc:	Mark Schonberger, Esq.